Exhibit 12.1

Computation of Ratios of Earnings (Loss) to Fixed Charges and Preference Securities Dividends (Unaudited)

	Nine Months Ended September 30,		Years Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
EARNINGS (LOSS)
Earnings (loss) from continuing operations before cumulative effect of accounting principal	$(247,349,794)	$20,298,000	$(23,198,491)	$7,982,844	$28,161,830	$(3,008,791)	$6,731,807

Add fixed charges	3,878,401	3,939,267	5,212,793	5,814,147	4,267,020	4,674,125	1,152,217

Add amortization of capitalized interest	117,927	28,023	37,355	39,511	43,372	21,909	9,673

Subtract capitalized interest	—	(304,342)	(304,342)	(587,884)	(1,037,576)	(714,070)	(124,419)

Earnings (loss) available for fixed charges and preferred dividends	$(243,353,465)	$23,960,948	$(18,252,685)	$13,248,618	$31,434,646	$973,173	$7,769,278

FIXED CHARGES
Interest cost, amortization of debt costs and capitalized interest and preferred dividends	$3,878,401	$3,939,267	$5,212,793	$5,814,147	$4,267,020	4,674,125	$1,152,217

Ratio of earnings (loss) to fixed charges and preferred dividends	X (1)	6.08	X (1)	2.28	7.37	X (1)	6.74

X(1)

Due to the Company’s losses in 2005, the ratio coverage was less than 1:1. The Company must generate additional earnings of $3,700,952 to achieve a coverage ratio of 1:1. Due to the Company’s losses in 2008, the ratio coverage was less than 1:1. The Company must generate additional earnings of $23,465,480 to achieve a coverage ratio of 1:1. Due to the Company’s losses in the nine months ended September 30, 2009, the ratio coverage was less than 1:1. The Company must generate additional earnings of $247,231,865 to achieve a coverage ratio of 1:1.